HC Capital Trust Fixed Income Opportunity Portfolio

Amendment No. 1 to the Portfolio Management Agreement

Amendment, made as of July 1, 2012, to the Portfolio Management Agreement dated April 30, 2012 (the “Agreement”) between the HC Capital Trust, an investment company registered under the Investment Company Act of 1940 as an open-end, series, management investment company, and Fort Washington Investment Advisors, Inc. (“Portfolio Manager”). All capitalized terms used in this Amendment and not defined herein shall have the same meaning ascribed to them in the Agreement. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

WHEREAS, Hirtle Callaghan & Co., LLC (“Hirtle Callaghan” or “HCC”) is a registered investment adviser that serves as the primary investment adviser to the Trust through its “HC Capital Solutions” operating division and provides similar services to certain other investment advisory clients (“Other Hirtle Accounts”); and

WHEREAS, Portfolio Manager provides day-to-day portfolio management services to the HC Capital Trust Fixed Income Opportunity Portfolio (“Portfolio”), a separate series of the Trust, pursuant to the Agreement, as well as to certain Other Hirtle Accounts; and

WHEREAS, the Portfolio Manager has proposed to amend the Agreement in a manner that will reduce the fee payable to the Portfolio Manager under certain circumstances as more fully set forth herein, and the Trust has determined that such amendment is in the interests of the shareholders of the Portfolio;

NOW, THEREFORE, it is hereby agreed that Section 4 of the Agreement will be replaced in its entirety by the following:

4. Expenses and Compensation. (a) Portfolio Manager shall pay all of its expenses incurred in the performance of its duties under its Agreement and shall not be required to pay any of the expenses of the Trust including, including without limitation: (i) interest and taxes; (ii) brokerage commissions and other costs in connection with the purchase and sale of securities; and (iii) custodian fees and expenses. For its services under this Agreement, the Portfolio shall pay to the Portfolio Manager a maximum annual fee of 0.40% of the average daily net assets of the Account (“Maximum Fee”).

(b) Subject to the foregoing, the actual fee that the Portfolio Manager shall be entitled to receive from the Portfolio shall be calculated daily and payable monthly. For so long as the Average Quarterly Net Assets of the Combined Assets are greater than $200 million, the fee shall be at the annual rate of 0.20% of the Average Quarterly Net Assets of the Combined Assets. If the Average Quarterly Net Assets of the Combined Assets are reduced to $200 million or less due to withdrawals or redemptions, beginning with the first calendar quarter following the date on which such withdrawal or redemption reduced such Average Quarterly Net Assets of the Combined Assets to $200 million or less, the fee shall be calculated based on Average Quarterly Net Assets of the Combined Assets at the following annual rates.

0.40% on assets up to $25 million;

0.375% on assets from $25 million to $50 million;

0.3375 on assets from $50 million to $100 million;

0.25% on assets from $100 million to $200 million; and

0.20% on assets in excess of $200 million.

(c) For purposes of this Agreement:

(i)	“Combined Assets” shall mean the sum of (i) the net assets of the Account; and (ii) the net assets of each of those separately managed High Yield accounts advised by Hirtle Callaghan & Co. LLC for which Portfolio Manager provides day-to-day portfolio management services (the “Other Hirtle Accounts”).

(ii)	“Average Quarterly Net Assets” shall mean the average of the average daily net asset values of the Account and/or the average of the net asset values of the Other Hirtle Accounts, as the case may be, as of the last business day of each of the three months in the calendar quarter. It is understood that the average daily net asset value of the Account shall be calculated in accordance with the policies of the Trust as set forth in the Trust’s prospectus as it may be amended from time to time and that the net asset value of the Other Accounts shall be calculated by the applicable custodian or valuation agent and that income accruals and receivables shall be included in making such calculation.

(iii)	The fee payable to Portfolio Manager by the Portfolio shall be paid and billed in arrears based on the Average Quarterly Net Assets of the Combined Assets during the preceding calendar quarter. The fee payable shall be calculated by applying the annual rate, as set forth in the fee schedule above, to the Average Quarterly Net Assets of the Combined Assets, and dividing by four; and multiplying by a factor that is equal to the proportion that the Quarterly Average Net Assets of the Account bears to the Combined Assets.

(iv)	For a calendar quarter in which this Agreement becomes effective or terminates, the portion of the Portfolio Manager’s fee due hereunder with respect to the Account shall be prorated on the basis of the number of days that the Agreement is in effect during the calendar quarter.

This Amendment may be executed in any number of counterparts by the parties hereto (including facsimile transmission), each of which counterparts when so executed shall constitute an original, but the counterparts when together shall constitute the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized representatives as of the date first above written.

HC CAPITAL TRUST

\s\ Colette Bull
By:	Colette Bull
Title:	Treasurer & VP

FORT WASHINGTON INVESTMENT ADVISORS, INC

	\s\ Maribeth S. Rahe		\s\ Nicholas P. Sargen
By:	Maribeth S. Rahe	By:	Nicholas P. Sargen
Title:	President & CEO	Title:	CIO